Exhibit (a)(6)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

x
:
PAULENA PARTNERS, LLC, on behalf of	:
itself and all others similarly situated,	:
:
Plaintiff,	:	C.A. No.
:
v.	:
:
SILICONIX INC., KING OWYANG,	:
HANSPETER EBERHARDT,	:
GLYNDWR SMITH, TIMOTHY V. TALBERT,	:
THOMAS C. WERTHEIMER, and	:
VISHAY INTERTECHNOLOGY, INC.	:
:
Defendants.	:
:
x

CLASS ACTION COMPLAINT

Plaintiff alleges upon personal knowledge as to itself and its own acts, and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1.             This is a stockholder class action brought by plaintiff on behalf of the public holders of the common stock of Siliconix, Inc. (“Siliconix” or the “Company”), to enjoin defendants the transaction presently proposed, pursuant to which the Company’s majority shareholder, Vishay Intertechnology, Inc. (“Vishay”) will acquire the remaining shares that it does not already own, followed by a merger (the “Proposed Transaction”).

PARTIES

2.             Plaintiff Paulena Partners, LLC has been the beneficial owner of the Company common stock at all relevant times and continues to be the beneficial owner of such shares.

3.             Siliconix is a Delaware corporation with its principal place of business at 2001 Laurelwood Road, Santa Clara, CA 95054. The Company was founded in 1962 and became an 80.4%-owned subsidiary of Vishay in 1998. The Company is a chip maker which designs, markets and manufactures power and analog semiconductor products, such as metal-oxide-semiconductor field-effect transistors (MOSFETs), junction field-effect transistors (JFETs), bipolar switches, signal processing ICs and power ICs for computers, cell phones, fixed communications networks, automobiles and other electronic systems. The Company has manufacturing facilities in Santa Clara, California, maintains assembly and testing facilities in the Republic of China (Taiwan), is party to a joint Venture in Shanghai, the People’s Republic of China and has subcontractors in the Philippines, the People’s Republic of China, Israel, and the United States. The Company reported worldwide sales of $392.1 million in 2003, $372.9 million in 2002, and $305.6 million in 2001.

4.             Defendant King Owyang (“Owyang”) has served as a director of Siliconix since. 1998. Further, he has served as President and Chief Executive Officer (“CEO”) of the Company since 1998 and Executive Vice President, Technology and Silicon Operations of the Company from 1992 to 1998.

5.             Defendant Hanspeter Eberhardt (“Eberhardt”) has served as a director of Siliconix at all relevant times.

6.             Defendant Glyndwr Smith (“Smith”) has served as a director of Siliconix since March 1998. Further, Smith has served as Assistant to the CEO and Executive Vice President of Marketing Intelligence of Vishay since 2003 and as Assistant to the CEO and Senior Vice President of Marketing Intelligence of Vishay from 1991 to 2003.

7.             Defendant Timothy V. Talbert (“Talbert”) has served as a director of the Company since 2001.

8.             Defendant Thomas C. Wertheimer (“Wertheimer”) has served as a director of the Company at all relevant times. Further, Wertheimer serves on the Board of Directors of Vishay.

9.             Defendant Vishay is a Delaware corporation headquartered at 63 Lincoln Highway, Malvern, PA 19355. Vishay was founded in 1962. It is an international manufacturer and supplier of passive and discrete active electronic components. Passive components include resistors, capacitors, transducers and inductors. Active components include diodes. transistors, rectifiers, power integrated circuits, infrared transceivers, infrared sensors and optocouplers. The Company offers its customers one-stop access to an electronic component line of any manufacturer in the United States, Europe and Asia in both the newer surface mount configuration and the traditional leaded form. Its components are used in virtually every type of product that contains electronic circuitry, including computer-related products, automotive applications, power management products, process control systems, telecommunications equipment, military and aerospace applications, measuring instruments, consumer electrotnics and appliances, industrial equipment, medical instruments and electronic scales. As of April 29, 2004, Vishay owned or controlled approximately 80.4% of the Company’s common stock. In addition, in 2003, the Company paid Vishay management fees of approximately $1,915,000 primarily related to services provided by the Vishay corporate office, including accounting matters for all Securities and Exchange Commission filings, investor relations, tax services, cash management, legal services and the handling of insurance coverage on a global basis. At least two of the Company’s five directors, defendants Smith and Wertheimer, are either employed by defendant Vishay or serve on its board of directors.

10.           The Individual Defendants (named in paragraphs 4-8), as officers and/or directors of the Company, and Vishay, as the Company’s majority stockholder, stand in a fiduciary relationship to plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of good faith, fair dealings, and full and candid disclosure.

CLASS ACTION ALLEGATIONS

11.           Plaintiff, a shareholder of the Company, brings this action as a class action pursuant to Delaware Rule of Chancery 23 on behalf of itself and all public common stock holders of the Company. Excluded from the Class are defendants, members of the immmediate families of the defendants, their heirs and assigns, and those in privity with them.

12.           The members of the Class are so numerous that joinder of all of them would be impracticable. The Company has over 29 million shares of common stock outstanding.

13.           Plaintiff’s claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect that interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

14.           There are questions of law and fact common to the members of the class including, inter alia, whether:

(a)           the defendants have and are breaching their fiduciary duties to the detriment of the Company's shareholders;

(b)           the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

15.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

16.           Defendants have acted, or refused to act, on grounds generally applicable to and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

17.           On March 3, 2005, Vishay announced that it had delivered to the board of directors of Siliconix notice of its intention to commence a tender offer for all outstanding shares of Siliconix and owned by Vishay. Vishay currently holds approximately 80.4% of the outstanding Siliconix shares. Vishay anticipates that the offer will be commenced following the filing by Vishay and Siliconix with the Securities and Exchange Commission of their annual reports on Form 10-K for 2004, which are required to be filed not later than March 16, 2005.

18.           Under the terms of the offer, Vishay would exchange 2.64 shares of Vishay common stock for each outstanding share of Siliconix stock. The closing prices for Vishay and Siliconix shares on March 8, 2005 were $13.25 and $29.15, respectively. The offer will be subject to the non-waivable condition that the offer be accepted by holders of a majority of the outstanding shares not owned by Vishay. Also, promptly following the consummation of the offer, Vishay will effect a merger of Siliconix with a subsidiary of Vishay in which all remaining holders of Siliconix stock would receive the same consideration for their shares as the holders who tendered their shares received in the offer.

19.           This offer comes on the heels of the Company’s February 3, 2005 announcement of its 2004 financial results that revealed that net income for the year ended December 31, 2004 was $54.8 million, or $1.83 per share, an increase of 39% over the $39.5 million, or $1.32 per share, achieved in 2003. That increase in the Company’s income in 2004 follows a decrease of 15% from the $46.2 million, or $1.54 per share, for the Company’s net income in 2002.

20.           Recognizing the Company’s improving performance and potential for even greater growth, the Company’s majority shareholder has determined to deny the Company’s public shareholders the opportunity to obtain fair value for their equity interest by proposing a transaction at an inadequate premium, thereby denying the Company’s public shareholders the opportunity to obtain fair value for their equity interest.

21.           The consideration per share to be paid to Class members is unfair and inadequate consideration because, among other things: (1) the intrinsic value of the Company’s stock is materially in excess of the exchange ratio per share that Vishay has proposed, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; (b) the exchange ratio per share price is not the result of arm’s length negotiations but was fixed arbitrarily by Vishay to “cap” the market price of the Company and obtain its assets and businesses at the lowest possible price. Moreover, there is no proposed adjustment mechanism to the exchange ratio that would take into consideration any changes in the respective values of Vishay and Siliconix stock.

22.           The proposed Transaction is an attempt by Vishay to aggrandize itself at the expense of the Company’s public stockholders. The Proposed Transaction will, for inadequate consideration, deny plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting Vishay to benefit unfairly from the transaction.

23.           Given Vishay’s stock ownership of the Company and its representation on the Board of Directors, it is able to dominate and control the other directors. Under the circumstances, none of the directors can be expected to protect the Company’s public shareholders in a transaction that benefits Vishay at the expense of the Company’s public shareholders.

24.           Because of the stock ownership of the Company by Vishay, no third party, as a practical matter, can attempt any competing bid for the Company, as the success of any such bid would require the consent and cooperation of Siliconix Enterprises.

25.           Plaintiff and the other members of the Class will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties to the Company’s public shareholders in a proposed transaction which will benefit Vishay and its affiliates at the expense of the public shareholders.

26.           Plaintiff and other members of the class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

1)             Certifying this action as a class action and plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

2)             Enjoining the Proposed Transaction preliminary and permanently;

3)             To the extent the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or granting the Class rescissory damages.

4)             Awarding plaintiff and the Class compensation for all damages they sustain as a result of defendants’ unlawful contact;

5)             Directing that the defendants account to plaintiff and the other members of the Class for all profits and any special benefits obtained as a result of their unlawful conduct.

6)             Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance of attorneys’ fees and expenses; and

7)             Granting such other relief as the Court may find just and proper.

Dated: March 4, 2005	ROSENTHAL, MONHATT,
GROSS & GODDESS, P.A.

Carmella P. Kenner/DSBA No. 2810
919 Market Street, Suite 1401
P.O. Box 1070
Wilmington, Delaware 19899
(302) 656-4433

ATTORNEYS FOR PLAINTIFF

OF COUNSEL

THE BRUALDI LAW FIRM
29 Broadway
Twenty Fourth Floor
New York, New York 10006
(212) 952-0602